SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applica Incorporated 401(k) Profit Sharing Plan and Trust

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applica Incorporated 3633 Flamingo Road, Miramar, Florida 33027

Required Information

1.	The audited Statement of Net Assets Available for Benefits as of December 31, 2004 and December 31, 2003, and the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004, together with the notes to such financial statements, and the reports of Grant Thornton LLP, independent public accountants, and Kaufman Rossin & Co., independent public accountants, are contained in Schedule 1 to this Annual Report.

2.	The Supplemental Schedules of Assets held for Investment Purposes for the year ended December 31, 2004 are contained in Schedule 1 to this Annual Report.

3.	The consent of Grant Thornton LLP, independent public accountants, is contained in Exhibit 23.1 to this Annual Report.

4.	The consent of Kaufman Rossin & Co., independent public accountants, is contained in Exhibit 23.2 to this Annual Report.

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Applica Incorporated 401(k) Profit Sharing Plan and Trust (Name of Plan)
/s/Terry Polistina
By: Terry Polistina, Senior Vice President and
Chief Financial Officer of Applica Incorporated

Date: June 29, 2005

SCHEDULE 1

APPLICA INCORPORATED 401(k)
PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Applica Incorporated 401(k) Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KAUFMAN, ROSSIN & CO.
Miami, Florida
June 13, 2005

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Applica Incorporated
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2003. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (Unites States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Miami, Florida
April 2, 2004

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003

INVESTMENTS, at fair value (Note 4)	$25,729,464	$23,856,263

CONTRIBUTIONS RECEIVABLE
Participants	—	50,729
Employer	—	35,709

Total contributions receivable	$—	$86,438

LIABILITIES

ACCRUED EXPENSES	$—	$1,639

NET ASSETS AVAILABLE FOR BENEFITS	$25,729,464	$23,941,062

See accompanying notes.

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS
Additions to net assets attributed to:
Net appreciation in fair value of investments (Note 4)	$2,236,342
Interest	16,066

Investment income	2,252,408

Participant contributions	1,690,707
Employers’ contributions	433,252

Total contributions	2,123,959

Total additions	4,376,367
DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,587,965

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,788,402
NET ASSETS AVAILABLE FOR BENEFITS — beginning of year	23,941,062

NET ASSETS AVAILABLE FOR BENEFITS — end of year	$25,729,464

See accompanying notes.

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE 1.     DESCRIPTION OF THE PLAN

The following description of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan Sponsor is Applica Incorporated (the “Sponsor” or the “Company”).

General

The Plan is a defined contribution plan generally covering all full-time employees of the Company who have at least ninety days of service and are at least twenty-one years old. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may elect to contribute a minimum of 1% up to the maximum statutory amount allowed as an elected deferral. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes matching contributions equal to 100% of employee contributions for the first 3% of employee compensation and then matches 50% of employee contributions in excess of 3%, up to 6% of employee compensation, not to exceed a maximum of $4,000. Highly compensated employees are not eligible for the matching policy. However, the Company can elect to make matching contributions for highly compensated employees at its discretion.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and earnings from participant directed investments, net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested immediately, in the full value of their individual accounts.

Investment Options

Upon enrollment in the Plan, a participant may direct the investment of their contributions to various investment options offered by the Plan, including an investment in the common stock of the Company. The Plan allows participants to change their investment options daily.

NOTE 1.     DESCRIPTION OF THE PLAN (Continued)

Participant Loans

A participant may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of 50% of a participant’s vested account balance or $50,000. Participant loans bear interest at a rate reasonable at the time of application. At December 31, 2004, the interest rate on participant loans ranged from 5.00% to 10.95%. Principal and interest is paid ratably through payroll deductions.

Plan Administration

The Plan is administered by MFS Retirement Services, Inc. The Plan assets are maintained by its trustees, Massachusetts Financial Services Company and Reliance Trust Company.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period not to exceed the participant’s estimated life expectancy. If the participant’s vested account balance is less than $5,000 at the date of death, disability, retirement or termination of employment, then that balance shall be distributed in a single lump-sum payment. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

All of the Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Security transactions are recorded on a trade date basis, which is the date the order to buy or sell is executed. Interest income and expenses are accrued on a daily basis. Dividend income and distributions to participant’s are recorded on the ex-dividend date.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Plan Expenses

Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Certain administrative expenses, such as professional fees, are paid directly by the Company.

Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Massachusetts Financial Services Company (“MFS”). MFS is the record keeper and one of the trustees of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Risk and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentrations

Substantially all of the Plan’s assets are held by Massachusetts Financial Services Company, located in Boston, Massachusetts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3.     INCOME TAX STATUS

The Plan obtained its latest determination letter on January 9, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 4.     INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2004		2003

INVESTMENTS, at market value
MFS Fixed Fund	$6,276,558		$6,732,693
Fidelity Low Priced Stock Fund	3,307,967		2,564,432
MFS Value Fund	3,163,112		2,816,227
Dreyfus Basic S&P 500 Stock Index Fund	2,532,897		-	*
MFS International New Discovery Fund	1,908,994		1,208,593
MFS Research Bond Fund	1,846,672		2,056,304
MFS Total Return Fund	1,626,533		1,130,374	*
Applica Incorporated Common Stock	1,490,036		1,846,914
Barclays Global Investors S&P 500 Index Fund	-	*	2,909,718
Other investments individually representing less than 5% of the Plan’s net assets	3,576,695		2,591,008

Total investments	$25,729,464		$23,856,263

*	Represents less than 5% of the Plan’s net asset

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,236,342.

Mutual Funds	$2,407,863
Applica Incorporated Common Stock	(171,521)

Total appreciation	$2,236,342

NOTE 5.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

At December 31, 2004, there were no reconciling items of net assets available for benefits.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Schedule H of the Form 5500:

Net assets available for benefits per the financial statements	$23,941,062
Total receivables per the financial statements	(86,438)
Total receivables per the Form 5500	23,273

Net assets available for benefits per the Form 5500	$23,877,897

NOTE 5.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of contributions per the financial statements to Schedule H of the Form 5500 for the year ended December 31, 2004:

Total contributions per the financial statements	$2,123,959
Prior year receivables per the financial statements	86,438
Prior year receivables per the Form 5500	(23,273)

Total contributions per the Form 5500	$2,187,124

SUPPLEMENTARY INFORMATION

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2004

Employer Identification Number — #59-1028301
Plan Number — 002
Form 5500 — Schedule H, Question 4(i) — Schedule of Assets Held for Investment Purposes

(a)Party-in-				(e) Current
Interest	(b) Identity of the Party	(c) Description of Investment	(d) Cost	Value

*	Applica Incorporated	Applica Incorporated Common Stock	N/A	$1,490,036
*	Massachusetts Financial Services Co.	Money Market Fund	N/A	49,155
*	Massachusetts Financial Services Co.	MFS Total Return Fund	N/A	1,626,533
*	Massachusetts Financial Services Co.	MFS International New Discovery Fund	N/A	1,908,994
*	Massachusetts Financial Services Co.	MFS Research Bond Fund	N/A	1,846,672
*	Massachusetts Financial Services Co.	MFS Fixed Fund	N/A	6,276,558
*	Massachusetts Financial Services Co.	MFS Mid-Cap Growth Fund	N/A	366,828
*	Massachusetts Financial Services Co.	MFS Value Fund	N/A	3,163,112
*	Massachusetts Financial Services Co.	MFS Strategic Value Fund	N/A	541,666
	Fidelity Investments	Fidelity Low Priced Stock Fund	N/A	3,307,967
	Fidelity Investments	Fidelity Export and Multinational Fund	N/A	744,358
	Oakmark Funds	Oakmark International Fund	N/A	600,244
	The Royce Funds	Royce Premier Fund	N/A	233,450
	Dreyfus Funds	Dreyfus Basic S&P 500 Stock Index Fund	N/A	2,532,897
	Fidelity Investments	Fidelity Capital Appreciation Fund	N/A	744,966
*	Participant loans	Participant loans receivable, interest ranging from 5.00% to 10.95%	N/A	296,028

		Total		$25,729,464